08031090

U... SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
APR 07 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY ConvergEx Execution Solutions LLC, as of December 31st, 2007, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.

Carey Pack, President

Christopher Springer, Chief Financial Officer

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 2008

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
BNY ConvergEx Execution Solutions LLC

We have audited the accompanying statement of financial condition of BNY ConvergEx Execution Solutions LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY ConvergEx Execution Solutions LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2008

BNY ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 65,505,372
Cash segregated in compliance with federal regulations	177,384,127
Deposits with clearing organizations	31,046,988
Receivable from brokers, dealers and clearing organizations	77,239,988
Receivable from customers	53,302,205
Fixed assets, at cost, net of accumulated depreciation and amortization of $12,747,780	24,571,646
Goodwill	191,434,414
Intangible assets, net of accumulated amortization of $27,343,754	35,654,962
Other assets, net of allowance of $2,902,285	17,527,588
Total assets	$ 673,667,290
Liabilities and members' equity	
Liabilities:	
Due to banks	$ 4,210,748
Payable to brokers, dealers and clearing organizations	184,228,147
Payable to customers	38,759,371
Deferred soft dollar and commission recapture payable	41,275,638
Loan payable to affiliate *(Note 8)*	10,000,000
Accrued compensation and other liabilities	68,292,024
	346,765,928
Members' equity	326,901,362
Total liabilities and members' equity	$ 673,667,290

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

BNY ConvergEx Execution Solutions LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an institutional agency brokerage firm that specializes in liquidity and execution management for U.S. equities and fixed income, options, global transition management, commission management and intermediary and clearing services. The Company's institutional clients include investment managers, hedge funds, corporations, plan sponsors, broker-dealers, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") (formerly members of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.), the National Futures Association ("NFA"), the American Stock Exchange, and other regional exchanges.

The Company is a direct subsidiary of BNY ConvergEx Group, LLC ("ConvergEx"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in ConvergEx. The Bank of New York Mellon Corporation ("BNY Mellon") and GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.8 percent ownership stake in Holdings, with the remaining ownership stake held by Eze Castle's investors and ConvergEx's management team.

The Company has a fully-disclosed clearing agreement with a broker-dealer that required the Company to enter into a Joint Back Office ("JBO") arrangement with that entity. Under the JBO arrangement the correspondent made a nominal preferred equity interest of $20,000 in the Company. The preferred interest does not receive an income allocation and does not have any voting rights, but is senior to the common interest upon dissolution of the Company.

The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Company is also registered as a commodity trading advisor with the NFA.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Securities Transactions

Securities transactions are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. For securities loaned transactions, the Company receives cash or other collateral that is less than the market value of the securities loaned. The Company monitors the fair value of the securities borrowed and loaned on a regular basis and adjusts the collateral, as appropriate (Note 3 and Note 12).

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash Segregated In Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3 and cash deposited in a Special Reserve Bank Account for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") (Note 9).

Customer Transactions

Receivable from and payable to customers include amounts due on cash, margin and delivery versus payment transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin, are not reflected in the statement of financial condition.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Internally Developed Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and amortized over the estimated useful life of the software ranging from five to seven years.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized, but is reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of March 31, 2007 and determined no impairment charge was required. Subsequent to March 31, 2007, no events have occurred or circumstances have changed that would reduce the fair value of goodwill below its carrying value.

Goodwill increased by $56,572 due to contingency payments related to prior acquisitions that were required to be made during 2007, primarily related to achievement of revenue and client retention targets. The Company may be required to make additional contingency payments under these acquisition agreements, but these payments are not expected to be material.

Identifiable intangible assets consist of customer lists and a non-compete agreement, and are being amortized on a straight-line basis over their estimated useful lives, which are five to eight years from the date of the original acquisition.

Other Assets

Prepaid research of $9,677,980 (net of allowance of $2,692,675) is included in other assets on the statement of financial condition. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

Exchange memberships of $237,500 are also included in other assets on the statement of financial condition. Exchange memberships are valued at cost or at a lesser amount if there is evidence of a permanent impairment in value. At December 31, 2007, the Company's exchange memberships had a market value of $401,000.

2. Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, dealers, clearing organizations, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a soft dollar liability is established for future research and research related services owed to that customer. A commission recapture payable results when a portion of a customer's commission payments are recorded as a liability pursuant to an agreement with that customer. These funds will be remitted back to the customer or used to pay for future research and research related services. These amounts are typically disbursed within the Company's normal operating cycle of one year.

Taxes

The Company is a limited liability company that is treated as a partnership for federal and state and local income tax purposes, and as such is generally not liable for federal and state income taxes as an entity. ConvergEx is responsible for any income taxes that result from the income it is allocated by the Company. The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings. The Company is also subject to other miscellaneous state taxes.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Financial Instruments

Financial instruments held by the Company approximate their fair value. Generally financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing on a daily basis.

Recent Accounting Pronouncements

On September 15, 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of SFAS 157 are effective for fiscal years beginning after November 17, 2007, however in November 2007 the FASB elected to defer the provision for all non-financial assets and non-financial liabilities, except for those non-financial items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. The adoption of SFAS 157 did not have a material effect on the Company's financial position.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2007, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 46,296,565
Broker-dealers	17,934,055
Securities failed to deliver	13,009,368
Total receivables	$ 77,239,988
Payables:	
Broker-dealers	$ 140,406,328
Securities failed to receive	26,799,727
Clearing organizations	17,022,092
Total payables	$ 184,228,147

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2007 without any adverse financial effect.

4. Fixed Assets

At December 31, 2007, fixed assets were comprised of:

	At December 31, 2007		
	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 16,880,929	$ (3,749,342)	$13,131,587
Computer hardware	11,297,184	(5,436,486)	5,860,698
Leasehold improvements	4,967,136	(1,781,905)	3,185,231
Software	3,220,108	(1,294,870)	1,925,238
Furniture and equipment	954,069	(485,177)	468,892
Total	$ 37,319,426	$ (12,747,780)	$24,571,646

Included in computer hardware and accumulated depreciation is $1,794,695 and $312,098, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $1,532,405 ($23,950 unpaid for 2007, $556,307 due in 2008, $522,472 due in 2009, and $429,676 due in 2010) which represents remaining principal payments due under capital lease obligations. The Company capitalized $5,661,612 of internally developed software costs in 2007.

5. Intangible Assets

The following table summarizes intangible assets as of December 31, 2007:

	At December 31, 2007		
	Gross Carry Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 61,998,716	$(26,793,743)	$ 35,204,973
Non-compete agreement	1,000,000	(550,011)	449,989
Total	$ 62,998,716	$(27,343,754)	$ 35,654,962

6. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

Eze Castle Software LLC ("Eze LLC"), an affiliate, provides their clients with financial information exchange (FIX) connectivity services from their order management system to the Company. Through Eze LLC, the Company provides commission and fund expense management services to one of its clients. There were no outstanding payable balances to Eze LLC as of December 31, 2007.

The Company provides transaction clearing and management advisory services to B-Trade Services LLC ("B-Trade"), an affiliate. Included in payable to brokers, dealers and clearing organizations on the statement of financial condition is $1,268,392 relating to commissions on unsettled trades.

The Company provides trade execution and clearing services for Westminster Research Associates, LLC ("WRA"), an affiliate. The Company pays a referral fee for each trade executed. Included in payable to brokers, dealers and clearing organizations on the statement of financial condition is a payable of $86,938 to WRA for commissions and referral fees related to such transactions. Included in other assets on the statement of financial condition is a receivable of $992,115 related to internally developed software paid by the Company but allocated to WRA in 2007.

G-Trade Services Ltd. ("G-Trade") and other affiliates provide trade execution and clearing services for the Company. Included in payable to brokers, dealers and clearing organizations on the statement of financial condition are commissions payable, net of associated clearing fees, of $4,703,466 related to such transactions.

The Company also provides trade execution and clearing services to Pershing LLC ("Pershing") and other affiliates. Included in payable to brokers, dealers and clearing organizations on the statement of financial condition are commissions payable of $445,085 related to such transactions.

As part of its daily operations, the Company enters into securities borrowed transactions with BNY Mellon and certain other affiliates and securities loaned transactions with Pershing. Included in receivable from brokers, dealers and clearing organizations on the statement of financial condition is $9,325,000 for securities borrowed.

The Company subleases office space to BNY Mellon and other affiliates. The Company subleases office space from BNY Mellon and affiliates.. There were no outstanding receivable or payable balances relate to office subleases as of December 31, 2007.

6. Related Party Transactions (continued)

The Company provides and receives certain management, administrative, and technical services to and from ConvergEx and other affiliates. Included in accrued compensation and other liabilities on the statement of financial condition is $9,929,870 related to these transactions and other expenses the affiliates paid on behalf of the Company.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 8). The Company also maintains a separate borrowing facility with the BNY Mellon under a subordinated agreement (see Note 7).

7. Subordinated Liabilities

The Company maintains a separate $25,000,000 floating rate revolving term subordinated note with BNY Mellon due on September 29, 2010, with an interest rate based on LIBOR plus 3.25%. In addition, this subordinated borrowing facility has a commitment fee of 0.25% on the unutilized amount of the note. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The subordinated borrowing facility was not utilized during 2007.

8. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain collateral necessary to cover customer settlements as part of its operations for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities. The Company currently maintains uncommitted overnight financing arrangements with affiliates and non-affiliates, as summarized below as of December 31, 2007:

8. Financing Arrangements (continued)

	Rate	Total Amount Available	Amount Outstanding
Affiliates:			
Unsecured			
Eze LLC	6%	$ 30,000,000	$10,000,000
ConvergEx	6%	50,000,000	–
Eze Castle	6%	50,000,000	–
BNY Mellon	LIBOR plus ½ %	20,000,000	–
Secured			
BNY Mellon	LIBOR plus ¾ %	125,000,000	–
Total affiliates		275,000,000	10,000,000
Non-affiliates:			
Unsecured	Bank's cost of funds rate plus 1 %	50,000,000	–
Secured	Bank's cost of funds rate plus ¾ %	150,000,000	–
Total non-affiliates		200,000,000	–
Total		$475,000,000	$10,000,000

The outstanding loan is included in loan payable to affiliate on the statement of financial condition. As of December 31, 2007, there were no outstanding interest payments due to any counterparties related to these financing arrangements.

9. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $49,651,786 and its net capital requirement was $1,507,416. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $45,789,894 of cash in a special bank account for the benefit of customers, which was in excess of its required deposit of $16,997,080.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for PAIB, as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as it's clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2007 the

10. Commitments and Contingencies

Company had $131,594,233 of cash on deposit in a Special Reserve Bank Account for PAIB, which was in excess of its required deposit of $130,718,463.

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company.

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2008	$ 8,562,577	$ (4,831,194)	$ 3,731,383
2009	8,430,796	(4,749,675)	3,681,121
2010	8,456,767	(4,807,717)	3,649,050
2011	8,587,222	(4,983,956)	3,603,266
2012	8,474,351	(5,164,425)	3,309,926
Thereafter	17,735,091	(13,771,800)	3,963,291
	$ 60,246,804	$ (38,308,767)	$ 21,938,037

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between May 2008 and August 2015, and the subleases expire in July 2013 and August 2015. No amounts were outstanding as of December 31, 2007.

During 2007, the Company booked a reserve for unbilled services owed to a certain vendor for the period of March 2004 through December 2007. Based on the services delivered and agreed pricing with the vendor, the Company determined that it was probable that $1,204,877 is owed to this vendor. Based on these factors, the Company determined that this reserve should be recorded in 2007, which is included in accrued compensation and other liabilities on the statement of financial condition. No additional amounts are expected to be owed.

11. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of ConvergEx, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

12. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of approximately $66,483,893 on such terms. $46,296,565 of cash was given to counterparties as collateral in securities borrowed arrangements, while the remaining value of obtained securities was uncollateralized. Securities with a fair value of approximately $38,541,357 have been either pledged or otherwise transferred to others to facilitate customer transactions.

12. Off-Balance-Sheet Credit Risk (continued)

Guarantees

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2007.

The Company has guaranteed the payment of amounts due and payable from one of its broker-dealer clients to one of that broker-dealer's customers. The guaranty has a maximum obligation of $15,000,000. No amounts were owed under this guaranty as of December 31, 2007.

At December 31, 2007, ConvergEx and Eze Castle had approximately $789,000,000 of debt outstanding. ConvergEx's membership interest in the Company was pledged as security against the debt. Eze Castle's membership interests in ConvergEx were also pledged as security against the debt.

13. Subsequent event

In January 2008, the Company opened a $15,000,000 uncommitted line of credit agreement that bears interest at the federal funds rate plus 0.75%.

END